Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2002

Acetex Corporation
(Translation of registrant's name into English)

750 World Trade Centre, 999 Canada Place
Vancouver, BC V6C 3E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F _____ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

This Form 6-K consists of a press release announcing Acetex's results for the three months ended June 30, 2002.

Acetex

FOR IMMEDIATE RELEASE

ACETEX REPORTS RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2002

Vancouver, B.C., Canada – July 17, 2002 - Acetex Corporation announced today results for the three months ended June 30, 2002, determined under Canadian generally accepted accounting principles. These results include a net loss of U.S. $7.0 million and EBITDA (defined as operating income plus amortization) of U.S. $5.9 million. Net sales of U.S. $50.9 million were generated during the period from the sale of acetic acid and derivative products.

For the six months ended June 30, 2002, the net loss was U.S. $12.6 million and EBITDA was U.S. $9.0 million. Sales for the same period were U.S. $99.2 million.

"The anticipated improvement in demand and product pricing occurred in the second quarter and is expected to accelerate in the third quarter of 2002," said Brooke N. Wade, Chairman and CEO of Acetex Corporation. "In addition, our acquisition from Rhodia S.A. on July 1, 2002, of their Polyvinyl Acetate and related businesses at Roussillon will improve our range of products, improve the operation of the Acetic Anhydride facility, and is expected to improve EBITDA by $2 million each year. We welcome the 41 people who have joined us at our new Roussillon facility."

Acetex is a Canadian-based global chemical company which is the second largest producer of acetic acid and vinyl acetate monomer in Europe. Acetex's common shares are listed for trading under the symbol "ATX" on The Toronto Stock Exchange which has neither approved nor disapproved the information contained herein.

Information in this press release including the attached interim report to shareholders may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include actions of competitors, conditions in the acetyls and other industries, worldwide economic conditions, and risks attendant with acetyls production and distribution.

A conference call is scheduled for Wednesday, July 17, 2002, at 11:30 a.m. Eastern Daylight Time to discuss these results. To participate, please call (416) 641-6714 ten minutes before the start of the call. If you are unable to listen to the call at that time, a recorded version is available for the three following business days by phoning (416) 626-4100 and entering 20728890.

For further information contact: Lynn Haycock (604) 688-9600 or via e-mail at haycock@acetex.com.

ACETEX CORPORATION

Financial and Operating Highlights
Selected Financial Information
(thousands of U.S. dollars except per share)
(unaudited)

	Three Months Ended June 30, 2002	Three Months Ended June 30, 2001	Six Months Ended June 30, 2002	Six Months Ended June 30, 2001
Sales	$ 50,942	$ 57,180	$ 99,198	$ 120,822
Net income (loss) for the period	(7,031)	3,833	(12,639)	13,717
Net earnings (loss) per share	$ (0.27)	$ 0.15	$ (0.48)	$ 0.52
Cash generated from (applied to) operations [1]	(2,442)	7,462	(3,976)	21,006
Cash generated from (applied to) operations per share[1]	$ (0.09)	$ 0.28	$ (0.15)	$ 0.80
Cash position at end of period	49,163	37,889	49,163	37,889
EBITDA [2]	5,944	12,300	9,040	27,631
Long-term debt at end of period	190,000	180,000	190,000	180,000

1 Before changes in non-cash working capital

2 Operating income plus amortization, both as stated on the consolidated statements of operations. EBITDA is not a term that has an established meaning under generally accepted accounting principles and should not be considered in isolation from net earnings (loss) or other amounts as calculated under generally accepted accounting principles. EBITDA may not be calculated in a comparable manner to other companies. The Company has calculated EBITDA consistently for all periods presented.

Production Volume Information

(tonnes)				
Acetic Acid	104,125	101,880	193,433	202,495
VAM – Pardies	38,007	36,187	73,972	72,980
Acetic Acid Derivatives	17,643	19,383	34,405	39,531

ACETEX CORPORATION

CONSOLIDATED BALANCE SHEETS
(thousands of U.S. dollars)
(unaudited)

ASSETS	June 30, 2002	December 31, 2001
Current assets:		
Cash and cash equivalents	$49,163	$51,605
Accounts receivable	53,406	44,481
Inventories	19,439	25,075
Prepaid expenses and other	10,413	5,766
	132,421	126,927
Property, plant and equipment	103,239	95,309
Other assets	12,548	11,953
	$248,208	$234,189

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Current liabilities:		
Accounts payable and accrued liabilities	$52,959	$48,070
Pension obligation	3,728	3,139
Long-term debt	190,000	190,000
	246,687	241,209
Shareholders' equity (deficiency)		
Share capital	65,492	65,578
Retained earnings (deficit)	(11,130)	1,677
Cumulative translation adjustment	(52,841)	(74,275)
	1,521	(7,020)
	$248,208	$234,189

See accompanying notes to interim consolidated financial statements.

ACETEX CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
(thousands of U.S. dollars except per share data)
(unaudited)

	Three Months Ended June 30, 2002	Three Months Ended June 30, 2001	Six Months Ended June 30, 2002	Six Months Ended June 30, 2001
Sales	$50,942	$57,180	$99,198	$120,822
Cost of goods sold	41,180	42,689	83,994	88,731
Amortization	4,156	3,559	7,804	7,111
	45,336	46,248	91,798	95,842
Gross profit	5,606	10,932	7,400	24,980
Other operating expenses:				
Selling, general and administrative	3,634	2,090	5,589	4,121
Research and development	184	101	575	339
	3,818	2,191	6,164	4,460
Operating earnings	1,788	8,741	1,236	20,520
Equity income (loss)	(94)	(91)	(190)	(218)
Interest expense	(4,986)	(4,251)	(9,993)	(8,420)
Foreign exchange gain (loss)	(3,739)	(566)	(3,692)	1,835
Earnings (loss) before income taxes	(7,031)	3,833	(12,639)	13,717
Income taxes	-	-	-	-
Net earnings (loss) for the period	(7,031)	3,833	(12,639)	13,717
Retained earnings (deficit), beginning of period	(3,931)	6,331	1,677	(3,553)
Excess of repurchase price over assigned value of common shares	(168)	-	(168)	-
Retained earnings (deficit), end of period	$(11,130)	$10,164	$(11,130)	$10,164
Net earnings (loss) per common share				
Basic	$(0.27)	$0.15	$(0.48)	$0.52
Diluted	Not dilutive	$0.14	Not dilutive	$0.51
Cash flow from operations (before non-cash working capital items) per common share				
Basic	$(0.09)	$0.28	$(0.15)	$0.80
Diluted	Not dilutive	$0.27	Not dilutive	$0.78
Weighted average number of common shares outstanding				
Basic	26,460,576	26,318,727	26,445,106	26,222,879
Diluted	26,837,190	27,351,894	26,801,276	27,083,067

*Number of shares outstanding at June 30, 2002: 26,398,764
See accompanying notes to interim financial statements.

ACETEX CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOW
(thousands of U.S. dollars)
(unaudited)

	Three Months Ended June 30, 2002	Three Months Ended June 30, 2001	Six Months Ended June 30, 2002	Six Months Ended June 30, 2001
Cash provided by (used for):				
Operations:				
Net earnings (loss) for the period	$(7,031)	$3,833	$(12,639)	$13,717
Charges and credits to income not involving cash:				
Amortization	4,156	3,559	7,804	7,111
Pension expense	98	95	191	180
Amortization of deferred financing costs	241	211	478	434
Amortization of unrealized foreign exchange gain	-	(327)	-	(654)
Distributions received from equity investee in excess of income	94	91	190	218
Changes in noncash operating working capital	2,558	(13,014)	685	(21,861)
	116	(5,552)	(3,291)	(855)
Investments:				
Purchase of property, plant and equipment	(1,990)	(331)	(2,791)	(1,297)
Other	18	(264)	(227)	(165)
	(1,972)	(595)	(3,018)	(1,462)
Financing:				
Increase in share capital	76	317	172	453
Shares repurchased	(426)	-	(426)	-
Decrease in pension obligation	(17)	(16)	(33)	(31)
	(367)	301	(287)	422
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currencies	4,811	(177)	4,154	(3,791)
Increase (decrease) in cash and cash equivalents	2,588	(6,023)	(2,442)	(5,686)
Cash and cash equivalents, beginning of period	46,575	43,912	51,605	43,575
Cash and cash equivalents, end of period	$49,163	$37,889	$49,163	$37,889

See accompanying notes to interim consolidated financial statements.

Acetex Corporation

Management's Discussion and Analysis of Financial Condition and Results of Operations (all references in U.S. funds)

Acetex Corporation (the "Company") derives its revenues primarily from merchant market sales in Europe of its two principal products, acetic acid and vinyl acetate monomer ("VAM"), as well as from merchant market sales of acetic derivatives, including polyvinyl alcohol. The Company's results of operations are affected by a variety of factors, including variations in the pricing of acetic acid and VAM and in the cost of its principal feedstocks, methanol and natural gas.

Results of Operations

Sales

For the three months ended June 30, 2002, compared to the three months ended June 30, 2001, sales decreased by 11% to $50.9 million from $57.2 million. This decrease resulted from a decrease in average product selling prices of 24% from 2001 to 2002 which was offset by an increase in sales volumes of 17%. The increase in sales volumes resulted primarily from restocking by customers in June, 2002, in anticipation of continued price increases. Industry newsletters indicate that pricing for the second quarter of 2002 measured in Euros compared to the first quarter of 2002 increased by 6.7% for VAM and by 5.6% for acetic acid. Contract prices for acetic acid and VAM in Europe have not yet been determined for the third quarter of 2002, although early indications are that prices may increase by more than 10% over Q2 prices.

For the six months ended June 30, 2002, compared to the six months ended June 30, 2001, net sales decreased by 18% to $99.2 million from $120.8 million. This decrease resulted from a decrease in average product selling prices of 31% from 2001 to 2002 which was offset by an increase in sales volumes of 18%. Industry newsletters indicate that pricing for the first half of 2002 measured in Euros compared to the first half of 2001 decreased by 15% for acetic acid and by 18% for VAM.

Gross Profit

Gross profit for the three months ended June 30, 2002, compared to the three months ended June 30, 2001, decreased by 49% or $5.3 million to $5.6 million from $10.9 million. The decrease in gross profit was primarily due to the lower selling prices which were only partly offset by feedstock and other production costs which were 17% lower than the comparable quarter in 2001. The European contract price for methanol was Euros 255 in the second quarter of 2001. The European contract price for methanol increased from Euros 125 in the first quarter of 2002 to Euros 145 in the second quarter of 2002. The European contract price for methanol will increase by an additional 43% in the third quarter to Euros 208/tonne. The cost of natural gas is expected to remain steady as the pricing reflects recent stability in world oil prices.

Gross profit for the six months ended June 30, 2002, decreased by 70% or $17.6 million to $7.4 million from $25.0 million in the comparable period of 2001. The decrease in gross profit was primarily due to decreases in the Company's selling prices for its products. The European contract price for methanol decreased by 47% from the first half of 2001 to the first half of 2002.

Operating Income

Operating income for the three months ended June 30, 2002, decreased by $6.9 million to $1.8 million from $8.7 million. Operating income for the six months ended June 30, 2002, decreased by $19.3 million to $1.2 million from $20.5 million in the comparable period in 2001. The decrease in operating income was primarily due to the decrease in gross profit.

Net Earnings

Net earnings for the quarter decreased by $10.8 million to a loss of $7.0 million from net earnings of $3.8 million for the comparable quarter in 2001. Net earnings for the first six months of 2002 decreased by $26.3 million to a loss of $12.6 million from net earnings of $13.7 million for the comparable period in 2001. Interest expense increased in 2002 as a result of the refinancing of the $180 million 9 ¾% bonds with $190 million 10 7/8% bonds. Foreign exchange loss in the quarter ending June 30, 2002, represents the U.S. dollar equivalent of the loss measured in Euros of Acetex Chimie holding cash and accounts receivable in U.S. dollars and British Sterling as the value of the Euro increased substantially against these two currencies.

Liquidity and Capital Resources

Cash provided by operations (prior to changes in noncash working capital) for the three months ended June 30, 2002, was $(2.4 million) compared to $7.5 million for the three months ended June 30, 2001. Cash provided by operations (prior to changes in noncash working capital) for the six months ended June 30, 2002, was $(4.0 million) compared to $21.0 million for the six months ended June 30, 2001.

During the quarter, the Company repurchased for cancellation 103,700 common shares, or 0.4% of the shares outstanding at the beginning of the quarter, at an average price of US $4.10 per share.

As the functional currency of the Company's operations in Europe is the Euro, the balance sheet has been translated into U.S. dollars at the rate of exchange applicable to each balance sheet date. As the value of the Euro (and previously the French France) has declined against the U.S. dollar since 1995, the reduction in carrying value of European net assets is shown as an increase in the Cumulative translation adjustment and not in the Company's earnings.

The Company expects to satisfy its cash requirements in the future through internally generated cash and borrowings.

Capital Expenditures

Capital expenditures during the three months ended June 30, 2002, totaled $2.0 million, which represents advances of $1.5 million relating to the acquisition from Rhodia S.A. of their Polyvinyl Acetate Business at Roussillon, France, plus $0.5 million of on-going operating capital additions. The remainder of the acquisition cost of approximately $5 million was paid out at the July 1, 2002, closing. Capital expenditures for the six months ended June 30, 2002 were $2.8 million. The Company expects to spend $1.6 million in capital expenditures related to the planned three-week turnaround in November, 2002.

Future capital expenditures could vary substantially if the Company is required to undertake corrective action or incur other environmental costs in France. The Company may also pursue selective expansion opportunities, including the acquisition of companies with complementary product lines.

Reconciliation of Net Earnings (loss) for Canadian GAAP to U.S. GAAP

	Three Months Ended June 30, 2002	Three Months Ended June 30, 2001	Six Months Ended June 30, 2002	Six Months Ended June 30, 2001
Net earnings (loss) for Canadian GAAP	$ (7,031)	$ 3,833	$ (12,639)	$ 13,717
Reverse amortization of foreign exchange gain	-	(327)	-	(654)
Net earnings (loss) for U.S. GAAP	$ (7,031)	$ 3,506	$ (12,639)	$ 13,063
U.S. GAAP Earnings per Share				
Basic net earnings (loss) per common share	$ (0.27)	$ 0.13	$ (0.48)	$ 0.50
Diluted net earnings (loss) per common share	Not dilutive	$ 0.13	Not dilutive	$ 0.48

Note that EBITDA amounts are equivalent under both U.S. and Canadian GAAP.

Acetex Corporation
Consolidating Balance Sheet
June 30, 2002

	Acetex Corporation	Guarantors: Acetex LLC	Guarantors: Acetex BV	Combined non-guarantors	Eliminations	Acetex Corporation Consolidated
Cash and cash equivalents	5,706			$43,457		$49,163
Accounts receivable	9,077	76,760		53,406	(85,837)	53,406
Inventories				19,439		19,439
Prepaid expenses and other	455			9,958		10,413
	15,238	76,760	0	126,260	(85,837)	132,421
Property, plant and equipment	416			102,823		103,239
Investment in affiliates	231,956	230,000	(56,757)	158,003	(563,202)	0
Other assets	6,434			6,114		12,548
	254,044	306,760	(56,757)	393,200	(649,039)	248,208
Accounts payable	9,991	0	0	125,956	(82,988)	52,959
	9,991	0	0	125,956	(82,988)	52,959
Pension obligation				3,728		3,728
Long-term debt	190,000			230,000	(230,000)	190,000
	199,991	0	0	359,684	(312,988)	246,687
Share capital	65,492	230,000	10,048	127,466	(367,514)	65,492
Retained earnings (deficit)	(11,439)	76,760	(66,805)	(29,826)	19,871	(11,438)
Cumulative translation adjustment			0	(64,124)	11,592	(52,533)
	54,053	306,760	(56,757)	33,516	(336,051)	1,521
	254,044	306,760	(56,757)	393,200	(649,039)	248,208

Acetex Corporation
Consolidating Income Statement
Period Ended June 30, 2002

		Guarantors		Combined		Acetex
	Acetex Corporation	Acetex LLC	Acetex BV	non-guarantors	Eliminations	Corporation Consolidated
Sales				99,198		99,198
Amortization				7,804		7,804
Cost of goods sold				83,994		83994
				7,400		7,400
Selling, general & administrative	1,117			4,472		5,589
Research and development				575		575
Operating earnings (loss)	(1,117)	0	0	2,353	0	1,236
Equity loss	(2,406)		(16,655)	(5,414)	24,285	(190)
Interest expense - net	(9,159)	15,347		(16,181)		(9,993)
Foreign exchange gains	43			(3,736)		(3,692)
Earnings (loss) before income taxes	(12,639)	15,347	(16,655)	(22,978)	24,285	(12,639)
Income taxes	0	0	0	0	0	0
	0	0	0	0	0	0
Net earnings (loss)	(12,639)	15,347	(16,655)	(22,978)	24,285	(12,639)
Retained earnings (deficit) at beginnning	1,369	71,400	(50,150)	(6,848)	(14,402)	1,369
Excess of repurchase price over assigned value of common shares	(168)					(168)
Dividends paid		(9,987)		0	9,987	0
Retained earnings (deficit) at end	(11,438)	76,760	(66,805)	(29,826)	19,870	(11,438)

Acetex Corporation
Consolidating Statement of Cash Flow
Period Ended June 30, 2002

	Acetex Corporation	Guarantors: Acetex LLC	Guarantors: Acetex BV	Combined non-guarantors	Eliminations	Acetex Corporation Consolidated
CASH PROVIDED BY (USED IN):						
Operating Activities						
Net earnings (loss)	(12,639)	15,347	(16,655)	(22,978)	24,285	(12,639)
Charges and credits to income -non-cash						
Amortization				7,804		7,804
Pension expense				191		191
Amortization of deferred financing costs				478		478
Distribution from equity investment in excess of income	11,394	0	16,655	6,413	(34,272)	190
Changes in noncash working capital	494	(5,360)	0	1,961	3,591	685
	(751)	9,987	0	(6,131)	(6,396)	(3,291)
Investing Activities						
Purchase of property, plant and equipment	0			(2,791)		(2,791)
Other				(227)		(227)
Investment in affiliates				(1)		
	0	0	0	(3,019)	0	(3,018)
Financing activities						
Increase in share capital	172					172
Dividend paid		(9,987)			9,987	0
Decrease in pension obligation				(33)		(33)
Shares repurchased	(426)					(426)
	(254)	(9,987)	0	(33)	9,987	(287)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currencies				7,746	(3,591)	4,154
Increase in cash during the period	(1,005)	0	0	(9,183)	0	(2,442)
Cash, beginning of period	6,711	0	0	44,894		51,605
Cash, end of period	5,706	0	0	35,711	0	49,163

There are no restrictions on dividend payments amongst the Company and its subsidiaries.

NOTES

1. The consolidating financial statements illustrate the assets, liabilities, equity, revenues and expenses for Acetex Corporation on a legal basis, as well as for its subsidiaries which have guaranteed its 10-7/8% Senior Unsecured Notes (the "Notes") and the operating nonguarantor subsidiaries.

2. Separate financial statements concerning the subsidiaries guaranteeing the Notes (the "Guarantor Subsidiaries") have not been included as management has determined that they are not material to investors. The Guarantor Subsidiaries are wholly-owned and the guarantees provided are full, unconditional and joint and several. All of the Company's operations are conducted by nonguarantor subsidiaries. There are no restrictions on dividend payments amongst the Company and its subsidiaries.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acetex Corporation
(Registrant)

DATE: July 22, 2002

By: ______________________
Donald K. Miller
Chief Financial Officer